Exhibit 99.5

DBS SATELLITE SERVICES (1998) LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2013

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2013

Somekh Chaikin KPMG Millennium Tower 17 Ha’Arbaa Street, P.O. Box 609 Tel Aviv 61006	Telephone Fax Internet	03 684 8000 03 684 8444 www.kpmg.co.il

Review Report to the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

Introduction

We have reviewed the accompanying financial information of D.B.S. Satellite Services (1998) Ltd. (hereinafter- “the Company”) comprising of the condensed interim statement of financial position as of March 31, 2013 and the related condensed interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

May 5, 2013

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2013

Condensed Interim Statements of Financial Position at

	March 31, 2013	March 31, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	72,999	22,266	-
Trade receivables	159,550	166,671	163,043
Other receivables	4,618	5,683	1,674
Total current assets	237,167	194,620	164,717

Broadcasting rights, net of rights exercised	391,451	345,112	377,349
Property, plant and equipment, net	749,052	669,556	745,365
Intangible assets, net	105,964	96,145	99,864
Total non-current assets	1,246,467	1,110,813	1,222,578

Total assets	1,483,634	1,305,433	1,387,295

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2013

Condensed Interim Statements of Financial Position as at

	March 31, 2013	March 31, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS thousands	NIS thousands		NIS thousands
Liabilities
Borrowings from banks	62,253	98,743		69,322
Current maturities for debentures	184,565	57,494		174,305
Trade payables and service providers	405,617	431,885		396,572
Other payables	162,093	150,269	*	172,412
Provisions	7,709	55,737		6,200
Total current liabilities	822,237	794,128		818,811
Debentures	1,427,446	1,121,231		1,364,840
Bank loans	-	309,539		-
Loans from shareholders	3,184,589	2,764,042		3,085,742
Other long-term liabilities	66,276	24,312	*	73,899
Employee benefits	5,455	6,325		5,837
Total non-current liabilities	4,683,766	4,225,449		4,530,318
Total liabilities	5,506,003	5,019,577		5,349,129
Capital deficit
Share capital	29	29		29
Share premium	85,557	85,557		85,557
Options	48,219	48,219		48,219
Capital reserves	1,537,271	1,537,271		1,537,271
Capital reserve for share-based payments	10,280	10,280		10,280
Accumulated deficit	(5,703,725)	(5,395,500)		(5,643,190)
Total capital deficit	(4,022,369)	(3,714,144)		(3,961,834)
Total liabilities and equity	1,483,634	1,305,433		1,387,295

/s/ David Efrati	/s/ Ron Eilon	/s/ Mickey Naiman
David Efrati	Ron Eilon	Mickey Naiman
(Authorized to sign as chairman of the board)	CEO	CFO
(See Note 9)

Date of approval of the financial statements: May 5, 2013

The attached notes are an integral part of these condensed interim financial statements.

*  reclassified – see note 2G to the annual financial statements 2012 regarding the change in classification.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2013

Condensed Interim Income Statements

	For the three months ended		For the year ended
	March 31, 2013	March 31, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Revenues	403,541	416,704	1,635,994
Cost of revenues	258,114	272,237	1,067,087
Gross profit	145,427	144,467	568,907
Selling and marketing expenses	39,119	53,507	166,274
General and administrative expenses	38,879	39,355	149,884
Operating profit	67,429	51,605	252,749
Financing expenses	31,752	31,729	155,431
Financing income	(2,661)	(2,589)	(1,859)
Financing expenses for shareholder loans	98,847	86,127	407,826
Financing expenses, net	127,938	115,267	561,398
Loss before income tax	(60,509)	(63,662)	(308,649)
Income tax	192	200	1,668
Loss for the period	(60,701)	(63,862)	(310,317)

Basic and diluted loss per share (in NIS)	2,030	2,136	10,380

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2013

Condensed Interim Statements of Comprehensive Income

	For the three months ended		For the year ended
	March 31, 2013	March 31, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Loss for the period	(60,701)	(63,862)	(310,317)
Other comprehensive income items not transferred to profit and loss:
Actuarial profits (losses) from a defined benefit plan	166	-	(1,235)
Total other comprehensive profit (loss) for the period which was not transferred	166	-	(1,235)
Total comprehensive loss for the period	(60,535)	(63,862)	(311,552)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2013

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Three months ended March 31, 2013 (Unaudited)
Balance as at January 1, 2013 (Audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(60,701)	(60,701)
Other comprehensive profit for the period	-	-	-	-	-	166	166
Total comprehensive loss for the period	-	-	-	-	-	(60,535)	(60,535)
Balance as at March 31, 2013 (Unaudited)	29	85,557	48,219	1,537,271	10,280	(5,703,725)	(4,022,369)

Three months ended March 31, 2012 (Unaudited)
Balance as at January 1, 2012 (Audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(63,862)	(63,862)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(63,862)	(63,862)
Balance as at March 31, 2012 (Unaudited)	29	85,557	48,219	1,537,271	10,280	(5,395,500)	(3,714,144)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2013

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Year ended December 31, 2012 (Audited)
Balance as at January 1, 2012 (Audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(310,317)	(310,317)
Other comprehensive loss for the year	-	-	-	-	-	(1,235)	(1,235)
Total comprehensive loss for the year	-	-	-	-	-	(311,552)	(311,552)
Balance as at December 31, 2012 (Audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2013

Condensed Interim Statements of Cash Flow

	For the three months ended		For the year ended
	March 31, 2013	March 31, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities
Loss for the period	(60,701)	(63,862)	(310,317)
Adjustments:
Depreciation and amortization	61,953	65,842	248,250
Financing expenses, net	123,244	120,351	548,997
Loss (profit ) from sale of property, plant and equipment	800	(56)	504
Share-based payments	-	-	-
Income tax expenses	192	200	1,668

Change in trade receivables	3,493	(7,075)	(3,447)
Change in other accounts receivable	(2,944)	2,337	6,346
Change in broadcasting rights, net of rights exercised	(14,102)	(14,540)	(46,777)
Change in trade payables and other liabilities	10,055	12,800	(24,271)
Change in employee benefits	(216)	154	(1,569)
	182,475	180,013	729,701
Income tax paid	(192)	(200)	(1,337)

Net cash from operating activities	121,581	115,951	418,047
Cash flows from investment activities
Proceeds from the sale of property, plant and equipment	35	109	471
Acquisition of property, plant and equipment	(75,656)	(48,463)	(240,686)
Payments for software and licenses	(13,990)	(7,914)	(43,531)
Net cash used in investment activities	(89,611)	(56,268)	(283,746)

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2013

Condensed Interim Statements of Cash Flow (Contd.)

	For the three months ended		For the year ended
	March 31, 2013	March 31, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from financing activities
Repayment of bank loans	-	(14,953)	(423,235)
Repayment of debenture principal	-	-	(58,211)
Short-term bank credit, net	(7,069)	(442)	66,046
Payment for financing lease obligation	-	(334)	(1,554)
Interest paid	(24,018)	(35,013)	(125,674)
Issue of debentures, net	72,116	-	395,002
Net cash stemming from (used for) financing activities	41,029	(50,742)	(147,626)

Increase (decrease) in cash and cash equivalents	72,999	8,941	(13,325)
Cash and cash equivalents at the beginning of the period	-	13,325	13,325
Cash and cash equivalents at the end of the period	72,999	22,266	-

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 - REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel in 1998 and its head office is located at 6 Hayozma Street, Kfar Saba.

The Company holds a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for additional periods of six years under certain conditions. The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the License terms.

Pursuant to its license, "Bezeq" The Israel Telecommunication Corporation Limited (“Bezeq”) is required to maintain structural separation between it and its subsidiaries, and between it and the Company. Additionally, under the licenses of the Company and Bezeq, there are restrictions on the joint marketing of services (service bundles).

In 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq into Company shares, subject to certain conditions, and ruled against the merger.

In October 2012 the Antitrust Authority notified the Company that in its opinion cooperation between the Company and between Bezeq for the marketing of a joint service bundle constitutes cooperation between competitors (potential) in an area of competition (following the above ruling of the Supreme Court) amounting to a cartel arrangement (even if it complies with the terms of the broadcasting license) and requiring an exemption or approval pursuant to the Antitrust Law, and that the Antitrust Commissioner does not intend to grant an exemption from the requirement for approval of such an arrangement.

The Company believes that as a result of the development of competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control of the Company and on Bezeq’s cooperation with it remain intact, the adverse effect of these restrictions on the Company’s results is liable to increase.

NOTE 2 - BASIS OF PREPARATION

A.
Statement of compliance

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for the full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2012 (“the annual statements”). In addition, these condensed interim financial statements have been prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The condensed interim financial statements were approved by the Company's Board of Directors on May 5, 2013.

B.
Use of estimates and judgment

The preparation of the condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in these condensed interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2012, except as described below:

First implementation of new standards

A.
Since January 1, 2013, the Company has been implementing IAS 19, Employee Benefits, (“the standard”). As a result of this implementation there has been a change in the method of measuring the liability for vacation days. Implementation of the amended standard has not had a material effect on the financial statements.

B.
Since January 1, 2013, the Company has been implementing the amendment to IFRS 13, Fair Value Measurement. Implementation of the standard has not had a material effect on the financial statements. Publication of the standard has led to expansion of the disclosure requirements in respect of the fair value of financial instruments in the interim financial statements. The requirements of the standard have been integrated into the statements in note 7 regarding financial instruments.

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company's losses in 2012 amounted to NIS 310 million and losses in the three months ended March 31, 2013 amounted to NIS 61 million. As a result of these losses, the Company's capital deficit and working capital deficit as at March 31, 2013 amounted to NIS 4,022 million and NIS 585 million, respectively.

B.	1.
As at March 31, 2013, DBS is in compliance with the financial covenants under the financing agreements and the debentures. At March 31, 2013 the Company was in compliance  with the debt/EBITDA ratio covenant fixed in Deed of Trust B (the Company's debt/EBITDA ratio at March 31, 2013 was 3.2). The Company was also in compliance with the debt/EBITDA ratio covenant fixed in the 2012 debenture (the Company's debt/EBITDA ratio at March 31, 2013 was 2.9) and with the debt/(E-C) ratio covenant fixed in the 2012 debenture (the Company's debt/ (E-C) ratio at March 31, 2013 was 8.9).

2.	For raising of additional debt in the reporting period and thereafter, see notes 6 and 8.

3.
The Company's management believes that the financial resources at its disposal which include, inter alia, the deficit in working capital and the potential volume of debt raised will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s Board of Directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

NOTE 5 – CONTINGENT LIABILITIES

Legal claims

Legal claims have been filed against the Company or various legal proceedings are pending against it (in this section: “legal claims”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, appropriate provisions have been included in the financial statements where provisions are required to cover the exposure resulting from such claims.

As at March 31, 2013, the exposure resulting from the legal claims filed against the Company in respect of various matters amounts to NIS 130,440,000. These amounts and all the amounts of the claims in this note do not include interest and linkage.

Following is a description of the material legal claims against the Company as at March 31, 2013 classified by groups with similar characteristics.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES (CONTD.)

A.
Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. Most of these claims are for alleged non-payment of salary components and delay in salary payment. As at March 31, 2013, these claims amounted to NIS 58,718,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1,550,000 where provisions are required to cover the exposure resulting from such claims.

B.
Customer claims

During the normal course of business, the Company’s customers filed claims against the Company. These are mainly motions for certification of class actions (and claims by virtue thereof) which are usually allegations of unlawful collection of money and harm to the services provided by the Company. As at March 31, 2013, these claims amounted to NIS 71,322,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 4,075,000 where provisions are required to cover the exposure resulting from such claims. See also note 6 B below.

C.
Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services to the Company filed various claims against the Company. As at March 31, 2013, these claims amounted to NIS 400,000. In the opinion of the Company's lawyers, financial resources will not be needed to dismiss these claims.

NOTE 6 –EVENTS IN THE BALANCE SHEET PERIOD

A.
On March 13, 2013 S&P Maalot awarded an ilA- rating to additional debenture issues to be issued by the Company by means of a new issue of debentures and/or expansion of an existing series in relation to total borrowing of up to NIS 200 million par value.

On March 21, 2013 the Company implemented another issue of debentures (Series B) by way of expansion of the series in the sum of NIS 73 million. For the terms of the debenture see note 14 to the financial statements at December 31, 2012.

B
On March 6, 2013 a claim was filed against the Company together with a motion for certification as a class action. According to the claimant, the Company disconnected customers from Channel 5 and reconnected only those customers who requested reconnection, and it is continuing to collect payments for the channel from customers which did not contact it and consequently were not reconnected. The applicant estimated the personal damage caused at NIS 1,065, where NIS 1,000 of this amount is for non-monetary damage, but did not specify a total amount for the claim.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 7 – FINANCIAL INSTRUMENTS

  Fair value

A.
Fair value compared with carrying amount

The carrying amount of certain financial assets and financial liabilities including cash and cash equivalents, trade receivables,other receivables, deposits, derivatives, bank overdrafts, loans and short-term credit, trade payables, other payables, are equal to or approximate their fair values. The fair value of the other financial assets and financial liabilities and the carrying amount which are presented in the statement of financial position, are as follows:

	March 31, 2013
	Carrying Amount	Fair Value
	NIS thousands
Assets
Debentures including accumulated interest	1,650,446	1,693,633

B.
Fair value hierarchy

The fair value of financial instruments measured at fair value is determined using the valuation method based on the level of the fair value hierarchy. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) for identical instruments in active markets.
Level 2: data observed directly or indirectly, which are not included in Level 1.
Level 3: data not based on observable market data.

C.
Data regarding fair value measurement at level 2

During the first quarter of 2013 the Company entered into several forward transactions in order to reduce exposure to exchange rate changes. The fair value of forward transactions is determined using observable market data. The net fair value of these forward contracts at March 31, 2013 (liability) is NIS 1.7 million.

NOTE 8 – MATERIAL EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On April 14, 2013 the Company implemented another issue of debentures (Series B) by way of expansion of the series in the sum of NIS 26 million.

NOTE 9 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS FOR THE APPROVAL MEETING

As at the date of approval of the financial statements, the Company’s Board of Directors does not have an incumbent chairman. Consequently, on May 5, 2013 the Company’s Board of Directors authorized David Efrati, a director in the Company, to serve as chairman of the Board of Directors’ meeting convened to approve the financial statements and to sign the Company’s financial statements as at March 31, 2013.